

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Duncan Peyton
Chief Executive Officer
4D Pharma plc
5th Floor, 9 Bond Court
Leeds
LS1 2JZ
United Kingdom

>   **Re: 4D Pharma plc**
>   **Form F-4**
>   **Exhibit Nos. 10.1 and 10.2**
>   **Filed November 25, 2020**
>   **File No. 333-250986**

Dear Mr. Peyton:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance